SCHEDULE A

TO THE EXPENSE LIMITATION AGREEMENT

FOR CERTAIN FUNDS OF

VICTORY PORTFOLIOS

DATED AUGUST 1, 2013

BETWEEN

VICTORY PORTFOLIOS AND VICTORY CAPITAL MANAGEMENT INC.

OPERATING EXPENSE LIMITS

AS OF NOVEMBER 1, 2022

	Maximum
Fund/Class	Operating	Date of	Effective Dateof
	Expense	Termination	Waiver

Victory Strategic Allocation Fund – Class A	Limit*
	0.40%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund - Class C	1.15%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund – Class I	0.15%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund – Class R	0.65%	October 31, 2023	November 1, 2022

(Maximum Operating Expense Limit excluding acquired fund fees and expenses and certain other items, such as interest, taxes and brokerage commissions)